Exhibit 99.1

Catalyst Paper announces Court Approval for Creditor Meetings

RICHMOND, BC, June 18, 2012 /CNW/ - Catalyst Paper today announced that, further to its news release dated June 14, 2012, it has received approval from the Court for additional meetings of its secured and unsecured creditors (the Meetings) to consider the further amended Plan of Arrangement (the Amended Plan) under the Companies' Creditors Arrangement Act. The Meetings to consider the Amended Plan will be held on June 25, 2012 at 10:00 am for Unsecured Creditors (including holders of Unsecured Notes and General Unsecured Claims) and 11:00 am for First Lien Noteholders at Delta Vancouver Airport Hotel, 3500 Cessna Drive, Richmond, BC.

The Court order provides that all votes (whether in person or by proxy) cast in respect of the previous plan of arrangement at the meetings of secured and unsecured creditors of Catalyst Paper held on May 23, 2012 (the Prior Meetings) will be deemed to be voted as they were voted at the Prior Meetings (in favour of or against, as applicable) the Amended Plan at the Meetings unless revoked. Please see below for information on how to revoke a proxy. The Court order also provides that all cash elections filed in connection with the Prior Meetings will be deemed to be filed in connection with the Meetings unless revoked. Please see below for information on how to revoke a cash election.

The record date for voting at the Meetings is the same as for the Prior Meetings; March 16, 2012.

For more information please refer to Catalyst Paper's management proxy circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Please contact the Monitor (see contact information below) with any questions regarding voting. Terms used in this news release that are defined in the Circular have corresponding meanings.

The Amendments to the Plan of Arrangement

As previously announced, the principal change to the plan of arrangement is the compromise of entitlements under certain extended health benefits plans for former salaried employees of Catalyst that were not to be compromised under the prior plan of arrangement. Other changes to the plan of arrangement are changes necessary to reflect the new timing for creditor approval of the Amended Plan.

Pursuant to the Amended Plan, all claims in connection with the elimination of the extended health benefits will be General Unsecured Claims and holders of such claims will receive the same treatment (other than that they will not be considered Convenience Creditors and are not entitled to file a Cash Election) as and will be entitled to vote with all other General Unsecured Claims under the Amended Plan. Catalyst has been advised that there is substantial support for the Amended Plan by the holders of the extended health benefits claims that will be compromised under the Amended Plan. In addition, certain holders of Unsecured Notes who previously voted against the plan of arrangement or did not vote on the plan of arrangement have indicated that they will support the Amended Plan.

As previously announced, Catalyst has proposed modifications to its salaried pension plan to provide for a special portability election option and solvency funding relief which require provincial government approval. The Minister of Finance has confirmed that he is prepared to submit the proposal to Cabinet for its consideration with a recommendation in favour. The implementation of the Amended Plan is conditional on obtaining regulatory approval to the above modification. The company estimates that it would save approximately $7 million annually if these modifications were implemented following a successful plan of arrangement.

A copy of the Amended Plan is available on the Monitor's website at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml.

Required Approvals

Implementation of the Amended Plan will be subject to the requisite approval by Catalyst Paper's secured and unsecured creditors at the Meetings to be held on June 25, 2012, the approval of the Court and, to the extent applicable, the approval of the United States Bankruptcy Court for the District of Delaware. In the event the Amended Plan is not approved at the Meetings, Catalyst Paper will continue working towards a sale transaction in accordance with the court-approved sale and investor solicitation procedures.

Conditions

Implementation of the Amended Plan remains subject to a number of other conditions including a condition that Catalyst Paper shall have entered into agreements with respect to a new ABL Facility and, if necessary, Exit Facility, satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders. The conditions are set out in the Amended Plan and in the Circular. Please see below for information as to how to obtain a copy of these documents. Under the Amended Plan, each of these conditions must be satisfied within 45 days of the date of the Sanction Order unless such condition is waived or the date for fulfillment is extended in accordance with the provisions of the Amended Plan.

Revoking a Proxy

•	Individuals who have already submitted a proxy may revoke their proxy by delivering to the Monitor a document in the form provided by the Monitor specifying that the proxy is revoked that is signed by the individual or the individual's attorney duly authorized in writing.
•	Creditors who are not individuals who have already submitted a proxy may revoke their proxy by delivering to the Monitor a document in the form provided by the Monitor specifying that the proxy is revoked that is signed by a duly authorized officer or attorney thereof.

Such documents must be delivered to the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com prior to the commencement of the Meetings.

Holders of First Lien Notes and Unsecured Notes who wish to change voting instructions previously given should contact Globic Advisors, Inc. (Attention: Robert Stevens) at One Liberty Plaza, 23rd Floor, New York, NY 10006, phone: 212-227-9699, facsimile: 212-271-3252 or email: rstevens@globic.com for additional information.

Revoking a Cash Election

Holders of General Unsecured Claims in excess of $10,000 who previously filed an election (Cash Election) to receive cash for their General Unsecured Claim may revoke their Cash Election by contacting the Monitor as follows:

•	Individuals who have already submitted a Cash Election may revoke their Cash Election by delivering to the Monitor a document specifying that the Cash Election is revoked that is signed by the individual or the individual's attorney duly authorized in writing.
•	Creditors who are not individuals who have already submitted a Cash Election may revoke their Cash Election by delivering to the Monitor a document specifying that the Cash Election is revoked that is signed by a duly authorized officer or attorney thereof.

Such documents must be delivered to the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com prior to the commencement of the Meetings.

Further Information and Monitor Contact Information

A copy of the Amended Plan as well as additional information concerning the Amended Plan and the Meetings is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml.

Creditors who have questions about the Amended Plan or the Meetings may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

General Information

This press release is not an offer to sell or the solicitation of an offer to buy the New First Lien Notes or the New Common Shares to be issued in connection with the Amended Plan. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the Amended Plan and the benefits to the company of the Amended Plan, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval, failure to obtain the requisite approvals of holders of the First Lien Notes and Unsecured Notes and other creditors, and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001477457

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 20:34e 18-JUN-12